Exhibit 99.3

SAFEGUARD SCIENTIFICS, INC.

Dividend Equivalent Grant Agreement (Employee)

This grant of dividend equivalents is made as part of the Performance Unit or Stock Unit grant, as applicable (the “Award(s)”) awarded by Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Company”), to the grantees as described below (the “Grantee(s)”). All capitalized terms used but not defined herein shall have the meanings as set forth in the Safeguard Scientifics, Inc. 2014 Equity Compensation Plan, as amended and restated March 5, 2014 (the “Plan”).

1.                  The Company hereby awards dividend equivalents, meaning amounts determined by multiplying the number of shares of Company stock or Stock Units subject to an Award by the per-share extraordinary dividend or distribution paid by the Company on its stock as described in Section 5(c) of the Plan (“Dividend Equivalents”), to the Grantee to the extent the Grantee holds any of the following Awards: (1) Stock Units that have not yet been distributed, and (2) Performance Units that have not yet been distributed. The Dividend Equivalents are subject to the same vesting terms and other conditions of the Awards.

(a)               Should any extraordinary dividend or distribution, as described in Section 5(c) of the Plan (“Extraordinary Dividend”), be declared and paid with respect to the shares of Company common stock during the period between (a) the Grant Date and (b) the date on which the Award is earned and distributed (the “Distribution Date”), the Company shall credit to a dividend equivalent book account (the “Dividend Equivalent Account”) the value of the Extraordinary Dividend that would have been paid if the outstanding Award at the time of the declaration of the Extraordinary Dividend were outstanding shares of Company common stock.

(b)               At the same time that the corresponding Award is converted to shares of Company common stock and distributed to Grantee (or, in the event of Grantee’s death following the date the Award is earned and vested, [the Grantee’s estate]), the Company shall pay to the Grantee (or, in the event of Grantee’s death following the date the Award is earned and vested, the [Grantee’s estate]) a [lump sum] [cash/stock] payment equal to the value of the Extraordinary Dividend credited to the Grantee’s Dividend Equivalent Account that correspond to such Award to the extent earned and vested; provided, however, that any Extraordinary Dividend that was credited to the Grantee’s Dividend Equivalent Account that are attributable to the Award (or a portion thereof) that has been forfeited shall be forfeited and not be payable to the Grantee. Unless otherwise provided by the Board, no interest shall accrue on any Dividend Equivalents credited to the Grantee’s Dividend Equivalent Account.

The provisions of this Dividend Equivalent award agreement are incorporated into the Award by reference. The Award agreement and the Plan shall govern the terms of the Dividend Equivalent grant agreement.

[Signature Page Follows]

In witness whereof, the Company has caused its duly authorized officers to execute and attest this Agreement, and the Grantee has placed his or her signature hereon, effective as of the Grant Date.

SAFEGUARD SCIENTIFICS, INC.

By:

I hereby accept the grant of Dividend Equivalents described in this Agreement, and I agree to be bound by the terms of the Plan, the Award and this Agreement. I hereby further agree that all of the decisions and determinations of the Committee shall be final and binding.

Grantee

Date